mybestbox, LLC

(a Maryland limited liability company)

Acquired in whole by Jetpack Inc. on July 27, 2017

Unaudited Financial Statements

Years ending December 31, 2016 and 2015

Prepared by:

 IndigoSpire

IndigoSpire CPA Group, LLC
Aurora, CO

Financial Statements

mybestbox LLC

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

September 6, 2017

To: Board of Directors of Jetpack Inc.
        Attn: Fatima Dicko and Lawrence Morris

Re: 2016 and 2015 Financial Statement Review
        mybestbox, LLC

We have reviewed the accompanying financial statements of mybestbox, LLC (the "Company"), which comprise the balance sheet as of December 31, 2016 and December 31, 2015, and the related statements of income and cash flows for the period of April 7, 2015 (inception) through December 31, 2015 and the calendar year ending December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern.   The accompany financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

mybestbox, LLC

Balance Sheet (unaudited)
As of December 31, 2016 and 2015
See Accountant's' Review Report and Notes to the Financial Statements

ASSETS

		2016	2015
ASSETS			
Current Assets			
	Cash & Cash Equivalents	10,086	4,349
	Total Current Assets	10,086	4,349
Non-current Assets			
	None	0	0
TOTAL ASSETS		**10,086**	**4,349**

LIABILITIES AND MEMBERS' EQUITY

		2016	2015
LIABILITIES			
Current Liabilities			
	Accounts Payable	3,459	0
	Interest Payable	2,684	0
	Total Current Liabilities	6,143	0
Non-current Liabilities			
	Convertible Notes Payable	100,000	0
TOTAL LIABILITIES		**106,143**	**0**
MEMBERS' EQUITY			
	Members' Equity	17,400	17,400
	Retained Earnings, net of Distributions	(113,457)	(13,051)
TOTAL MEMBERS' EQUITY		**(96,057)**	**4,349**

The accompanying Notes are an important and integral part of the financial statements

mybestbox, LLC

Income Statement (unaudited)
For the period of April 7, 2015 (inception) through December 31, 2015
and the calendar year ending December 31, 2016
See Accountant's' Review Report and Notes to the Financial Statements

	2016	2015
Revenues, net of Allowances and Returns	26,209	5,711
Less: Cost of Revenues	(66,180)	(8,305)
Total Gross Profit	(39,971)	(2,594)
Operating Expenses	57,751	10,457
Total Income from Operations	(97,722)	(13,051)
Other Income and Expense	0	0
Interest Expense	(2,684)	0
Total Income before Taxes	(100,406)	(13,051)
Provision/(Benefit) for Income Taxes	0	0
NET INCOME	**(100,406)**	**(13,051)**

The accompanying Notes are an important and integral part of the financial statements

mybestbox, LLC

Statement of Changes in Shareholders' Equity (unaudited)
For the period of April 7, 2015 (inception) through December 31, 2015
and the calendar year ending December 31, 2016
See Accountant's' Review Report and Notes to the Financial Statements

	Membership Interest	Accumulated Earnings/ (Deficit)	Total
Balance at April 7, 2015 (inception)	**$0**	**$0**	**$0**
Issuance of Membership Interest	17,400		17,400
2015 Net Income		(13,051)	(13,051)
Balance at December 31, 2015	**17,400**	**(13,051)**	**4,349**
2016 Net Income		(100,406)	(100,406)
Balance at December 31, 2016	**17,400**	**(113,457)**	**(96,057)**

The accompanying Notes are an important and integral part of the financial statements

mybestbox, LLC

Statement of Cash Flows (unaudited)
For the period of April 7, 2015 (inception) through December 31, 2015
and the calendar year ending December 31, 2016
See Accountant's' Review Report and Notes to the Financial Statements

	2016	2015
CASH FLOWS FROM OPERATIONS		
Net Income	(100,406)	(13,051)
Increase in Interest Payable	2,684	0
Increase in Accounts Payable	3,459	0
TOTAL CASH FLOWS FROM OPERATIONS	(94,263)	(13,051)
CASH FLOWS FROM INVESTING ACTIVITIES		
None	0	0
TOTAL CASH FLOWS FROM INVESTING ACTIVITIES	0	0
CASH FLOWS FROM SHAREHOLDERS' FINANCING ACTIVITIES		
Proceeds from Issuance of Membership Interests	0	17,400
Proceeds from Convertible Notes Payable	100,000	0
CASH FLOWS FROM SHAREHOLDERS' FINANCING ACTIVITIES	100,000	17,400
NET CHANGE IN CASH POSITION	5,737	4,349
Cash, beginning of year	4,349	0
Cash, end of year	10,086	4,349

The accompanying Notes are an important and integral part of the financial statements

mybestbox, LLC

Notes and Additional Disclosures to the Financial Statements (unaudited)
For the period of April 7, 2015 (inception) through December 31, 2015
and the calendar year ending December 31, 2016

NOTE 1 - NATURE OF OPERATIONS

mybestbox, LLC (the "Company") was organized on April 7, 2015 ("Inception") in the state of Maryland. The Company is headquartered in Baltimore, Maryland. The Company provides health themed boxes in either one-, three-, or four-month intervals through a monthly subscription service.

Since Inception, the Company has relied on securing loans to fund its operations. As of December 31, 2016 and 2015, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

As discussed below, 100 percent of the Company was acquired by Jetpack, Inc. (a newly formed corporation formed under the laws of Delaware) ("Jetpack") on July 27, 2017 in exchange for equity in Jetpack.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2016 and 2015, the Company is operating as a going concern. See Note 1 and Note 12 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times,

the Company may maintain balances in excess of the federally insured limits. As of December 31, 2016 and 2015, the Company had $10,086 and $4,349 of cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered.   Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2016 and 2015, the Company did not have any outstanding accounts receivable.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

As of December 31, 2016, the Company had not acquired any fixed assets which would be capitalized in accordance with generally accepted accounting principles.

Income Taxes
The Company is treated as a partnership for federal income tax purposes. As such, the Company is not subject to income tax on its own account, but rather allocates items of income, loss, deduction, and credits to the members in pro-rata fashion. Accordingly, no income tax provision is recorded.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In May 2014, FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers." ASU No. 2014-09 contains a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance.   Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard permits the use of either the retrospective or cumulative effect transition method. Early adoption is permitted for reporting periods beginning after December 15, 2016. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019.   The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 - LONG-TERM DEBT

Long-term debt consists of:

		2016		2015
Total long-term debt		$100,000		$0
Less current maturities		$0		$0
Long-term debt, less current maturities		$100,000		$0

In January 2016, the Company entered into an agreement with The Abell Foundation, Inc ("Abell") in which Abell loaned the Company $25,000 in exchange for a convertible note ("the Note"). The Note accrues interest at a rate of 6% per year and is due in 2021. The Note is automatically convertible into equity on the completion of an equity offering which results in a pre-money market valuation of $1,000,000 or more and at least $500,000 in gross proceeds to the Company ("Equity Financing"), or may be converted into equity by the lender upon the sale of the Company, or may be converted at the majority of the lender's election after 90 days following the maturity date. The conversion price is equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on the outstanding Note, on the date of conversion, by a discount rate of 80% multiplied by the lowest price per equity security sold to the investors in the Equity Financing.

In June 2016, Abell entered into an amended convertible note agreement ("Note Amendment") in which Abell agreed to loan the Company an additional $100,000 during June 2016 through March 2017 based on the Company achieving various pre-agreed upon production and logistic milestones.

As of December 31, 2016, the Company had accrued interest totaling $2,684.

NOTE 4 – INCOME TAX PROVISION

The income tax returns for 2015 and 2016 have been filed, but as discussed above, the Company is not subject to income tax on its own account.

NOTE 5 – MEMBERS' EQUITY

During 2015, the Company allocated 100% of the ownership interest of the Company to five individuals for cash totaling $17,400.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is not currently involved with, and does not know of any, pending or threatening litigation against the Company or its founder.

Leasing Commitments
The Company leases office warehouse space under an agreement expiring in June 2017.
During the years ended December 31, 2016 and 2015 the Company recognized rent expense associated with this lease of $4,185 and $0, respectively.

Minimum annual rental commitments associated with this lease over the next five years and thereafter are as follows:

	Amount
Year Ending December 31,	
2017	$ 3,125
2018	0
2019	0
2020	0
2021	0
Thereafter	0
	$ 3,125

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2015 and has incurred a loss in each of the years ended December 31 since 2015. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8) and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Merger with Jetpack Inc.
Jetpack was formed under the laws of Delaware on May 7, 2017 for purposes of acquiring the Company, raise capital and expand operations. Prior to the acquisition, Jetpack had 10,000,000 common shares outstanding and 4,899,833 shares issued and outstanding. Additionally, Jetpack did not have any material assets or liabilities prior to the acquisition.

On July 27, 2017, Jetpack acquired all of the outstanding membership interests in the Company in exchange solely for shares of Jetpack (the "Merger"). The intent of the Merger is to qualify as tax-free under the Internal Revenue Code. Subsequent to the Merger, the Company was dissolved.

Anticipated Crowdfunded Offering
The Company is offering up to 1,070,000 Simple Agreements for Future Equity ("SAFEs") for up to $1,070,000 (the "Crowdfunded Offering"). The Company is attempting to raise a minimum of $50,000 in this offering and up to $1,070,000 maximum.

The Crowdfunded Offering is being made through OpenDeal Inc., (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Lease Agreement

In June 2017, the office warehouse lease was converted to a lease that renewed on a month-to-month basis with a required 60 day notice of termination.

Management's Evaluation

Management has evaluated subsequent events through September 6, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.